Exhibit 6

Ministry of Public and Business Service Delivery Ministère des Services au public et aux entreprises

Certificate of Amendment	Certificat de modification

Business Corporations Act	Loi sur les sociétés par actions

GROWN ROGUE INTERNATIONAL INC.

Corporation Name / Dénomination sociale

1810244

Ontario Corporation Number / Numéro de société de l’Ontario

This is to certify that these articles are effective on	La présente vise à attester que ces statuts entreront en vigueur le

June 27, 2024 / 27 juin 2024

Director / Directeur

Business Corporations Act / Loi sur les sociétés par actions

The Certificate of Amendment is not complete without the Articles of Amendment Certified a true copy of the record of the Ministry of Public and Business Service Delivery. Director/Registrar

Ce certificat de modification n’est pas complet s’il ne contient pas les statuts de modification

Copie certifiée conforme du dossier du ministère des Services au public et aux entreprises.

Directeur ou registrateur

BCA - Articles of Amendment - GROWN ROGUE INTERNATIONAL INC. - OCN:1810244 - June 27, 2024

Ministry of Public and Business Service Delivery

Articles of Amendment

Business Corporations Act

Corporation Name (Date of Incorporation/Amalgamation)

GROWN ROGUE INTERNATIONAL INC. (November 30, 2009)

1. The name of the corporation is changed to:

Not amended

2. The number of directors or the minimum/maximum number of directors are amended as follows:

Not amended

3. The articles are amended as follows:

A. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise. If none, enter “None”:

Not amended

B. The classes and any maximum number of shares that the corporation is authorized to issue:

The Corporation is authorized to make application for Articles of Amendment as follows:

(a) to increase the authorized capital of the Corporation by creating an unlimited number of Multiple Voting Shares;

(b) to amend the rights and restrictions of the existing class of Common Shares and re-designate such class as Subordinate Voting Shares; and

(c) to provide that the rights, privileges, restrictions and conditions attaching to the Subordinate Voting Shares and Multiple Voting Shares shall be as set out below.

The endorsed Articles of Amendment are not complete without the Certificate of Amendment.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

Director/Registrar, Ministry of Public and Business Service Delivery

BCA - Articles of Amendment - GROWN ROGUE INTERNATIONAL INC. - OCN:1810244 - June 27, 2024

C. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors’ authority with respect to any class of shares which may be issued in series. If there is only one class of shares, enter “Not Applicable”:

Terms of Subordinate Voting Shares

(1) An unlimited number of Subordinate Voting Shares, without nominal or par value, having attached thereto the special rights and restrictions as set forth below:

(a) Voting Rights. Holders of Subordinate Voting Shares shall be entitled to notice of and to attend and speak at any meeting of the shareholders of the Corporation. At each such meeting, holders of Subordinate Voting Shares shall be entitled to one vote in respect of each Subordinate Voting Share held, except a meeting of which only holders of another particular class or series of shares of the Corporation shall have the right to vote.

(b) Alteration to Rights of Subordinate Voting Shares. As long as any Subordinate Voting Shares remain outstanding, the Corporation will not, without the consent of the holders of the Subordinate Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Subordinate Voting Shares.

(c) Dividends. Holders of Subordinate Voting Shares shall be entitled to receive as and when declared by the directors, dividends in cash or property of the Corporation. No dividend will be declared or paid on the Subordinate Voting Shares unless the Corporation simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Multiple Voting Shares.

(d) Liquidation, Dissolution or Winding-Up. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of Subordinate Voting Shares shall, subject to the prior rights of the holders of any shares of the Corporation ranking in priority to the Subordinate Voting Shares be entitled to participate rateably along with all other holders of Multiple Voting Shares (on an as-converted to Subordinate Voting Share basis) and Subordinate Voting Shares.

(e) Rights to Subscribe; Pre-Emptive Rights. The holders of Subordinate Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, or bonds, debentures or other securities of the Corporation now or in the future.

(f) Subdivision or Consolidation. No subdivision or consolidation of the Subordinate Voting Shares or Multiple Voting Shares shall occur unless, simultaneously, the Subordinate Voting Shares and Multiple Voting Shares are subdivided or consolidated in the same manner or such other adjustment is made so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

The endorsed Articles of Amendment are not complete without the Certificate of Amendment.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

Director/Registrar, Ministry of Public and Business Service Delivery

BCA - Articles of Amendment - GROWN ROGUE INTERNATIONAL INC. - OCN:1810244 - June 27, 2024

(g) Conversion. Each issued and outstanding Subordinate Voting Shares may at any time, at the option of the holder, be converted at the inverse of the Conversion Ratio then in effect. The conversion right may be exercised at any time and from time to time by notice in writing delivered to the transfer agent accompanied by the certificate or certificates representing the Subordinate Voting Shares or, if uncertificated, such other evidence of ownership as the transfer agent may require, in respect of which the holder wishes to exercise the right of conversion. The notice must be signed by the registered holder of the Subordinate Voting Shares in respect of which the right of conversion is being exercised or by his, her or its duly authorized attorney and must specify the number of Subordinate Voting Shares which the holder wishes to have converted. Upon receipt of the conversion notice and share certificate(s) or other evidence of ownership satisfactory to the transfer agent, and after paying any applicable stamp tax or similar duty on or in respect of such conversion, the Corporation will issue a share certificate or other evidence of ownership representing Multiple Voting Shares on the basis set out above to the registered holder of the Subordinate Voting Shares. If fewer than all of the Subordinate Voting Shares represented by a certificate accompanying the notice are to be converted, the holder is entitled to receive a new certificate representing the shares comprised in the original certificate which are not to be converted. Subordinate Voting Shares converted into Multiple Voting Shares hereunder will automatically be cancelled.

(h) Conversion of Subordinate Voting Shares Upon an Offer. In the event that an offer is made to purchase Multiple Voting Shares, and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange, if any, on which the Multiple Voting Shares are then listed, to be made to all or substantially all the holders of Multiple Voting Shares in a province or territory of Canada to which the requirement applies, each Subordinate Voting Share shall become convertible at the option of the holder into Multiple Voting Shares at the inverse of the Conversion Ratio then in effect, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Subordinate Voting Shares for the purpose of depositing the resulting Multiple Voting Shares under the offer, and for no other reason. In such event, the transfer agent for the Subordinated Voting Shares shall deposit under the offer the resulting Multiple Voting Shares, on behalf of the holder.

To exercise such conversion right, the holder or his or its attorney duly authorized in writing shall:

(i) give written notice to the transfer agent of the exercise of such right, and of the number of Subordinate Voting Shares in respect of which the right is being exercised;

(ii) deliver to the transfer agent the share certificate or certificates representing the Subordinate Voting Shares in respect of which the right is being exercised or, if uncertificated, such other evidence of ownership as the transfer agent may require, if applicable; and

(iii) pay any applicable stamp tax or similar duty on or in respect of such conversion.

No share certificates representing the Multiple Voting Shares, resulting from the conversion of the Subordinate Voting Shares will be delivered to the holders on whose behalf such deposit is being made. If Multiple Voting Shares, resulting from the conversion and deposited pursuant to the offer, are withdrawn by the holder or are not taken up by the offeror, or the offer is abandoned, withdrawn or terminated by the offeror or the offer otherwise expires without such Multiple Voting Shares being taken up and paid for, the Multiple Voting Shares resulting from the conversion will be re-converted into Subordinate Voting Shares at the then Conversion Ratio and a share certificate representing the Subordinate Voting Shares or, if uncertificated, such other evidence of ownership will be sent to the holder by the transfer agent. In the event that the offeror takes up and pays for the Multiple Voting Shares resulting from conversion, the transfer agent shall deliver to the holders thereof the consideration paid for such shares by the offeror.

The endorsed Articles of Amendment are not complete without the Certificate of Amendment.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

Director/Registrar, Ministry of Public and Business Service Delivery

BCA - Articles of Amendment - GROWN ROGUE INTERNATIONAL INC. - OCN:1810244 - June 27, 2024

Terms of Multiple Voting Shares

(1) An unlimited number of Multiple Voting Shares, without nominal or par value, having attached thereto the special rights and restrictions as set forth below:

(a) Voting Rights. Holders of Multiple Voting Shares shall be entitled to notice of and to attend and speak at any meeting of the shareholders of the Corporation. At each such meeting, except for a meeting of which only holders of another particular class or series of shares of the Corporation shall have the right to vote, holders of Multiple Voting Shares will be entitled to one vote in respect of each Subordinate Voting Share into which such Multiple Voting Share could ultimately then be converted, which for greater certainty, shall initially equal 1,000 votes per Multiple Voting Share.

(b) Alteration to Rights of Multiple Voting Shares. As long as any Multiple Voting Shares remain outstanding, the Corporation will not, without the consent of the holders of the Multiple Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Multiple Voting Shares. Consent of the holders of a majority of the outstanding Multiple Voting Shares shall be required for any action that authorizes or creates shares of any class having preferences superior to or on a parity with the Multiple Voting Shares. In connection with the exercise of the voting rights contained in this paragraph (b) each holder of Multiple Voting Shares will have one vote in respect of each Multiple Voting Share held.

(c) Dividends. The holder of Multiple Voting Shares shall have the right to receive dividends, out of any cash or other assets legally available therefor, pari passu (on an as converted basis, assuming conversion of all Multiple Voting Shares into Subordinate Voting Shares at the Conversion Ratio) as to dividends and any declaration or payment of any dividend on the Subordinate Voting Shares. No dividend will be declared or paid on the Multiple Voting Shares unless the Corporation simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Subordinate Voting Shares.

(d) Liquidation, Dissolution or Winding-Up. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of Multiple Voting Shares will, subject to the prior rights of the holders of any shares of the Corporation ranking in priority to the Multiple Voting Shares, be entitled to participate rateably along with all other holders of Multiple Voting Shares (on an as-converted to Subordinate Voting Share basis) and Subordinate Voting Shares.

(e) Rights to Subscribe; Pre-Emptive Rights. The holders of Multiple Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, or bonds, debentures or other securities of the Corporation now or in the future.

(f) Conversion. Holders of Multiple Voting Shares Holders shall have conversion rights as follows (the “Conversion Rights”):

(i) Right to Convert. Each issued and outstanding Multiple Voting Share may at any time, at the option of the holder, be converted into fully paid and non-assessable Subordinate Voting Shares as is determined by multiplying the number of Multiple Voting Shares by the Conversion Ratio applicable to such share, determined as hereafter provided, in effect on the date the Multiple Voting Share is surrendered for conversion. The initial “Conversion Ratio” for shares of Multiple Voting Shares shall be 1,000 Subordinate Voting Shares for each Multiple Voting Share; provided, however, that the Conversion Ratio shall be subject to adjustment as set forth in this Section (g).

The endorsed Articles of Amendment are not complete without the Certificate of Amendment.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

Director/Registrar, Ministry of Public and Business Service Delivery

BCA - Articles of Amendment - GROWN ROGUE INTERNATIONAL INC. - OCN:1810244 - June 27, 2024

(ii) Mandatory Conversion. Notwithstanding any other term herein, the Corporation may require each holder of Multiple Voting Shares to convert all, and not less than all, the Multiple Voting Shares at the applicable Conversion Ratio (a “Mandatory Conversion”) if at any time all the following conditions are satisfied (or otherwise waived by special resolution of holders of Multiple Voting Shares):

(A) the Subordinate Voting Shares issuable upon conversion of all the Multiple Voting Shares are registered for resale and may be sold by the holder thereof pursuant to an effective registration statement and/or prospectus covering the Subordinate Voting Shares under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”);

(B) the Corporation is subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934; and

(C) the Subordinate Voting Shares are listed or quoted (and are not suspended from trading) on a recognized North American stock exchange.

The Corporation will issue or cause its transfer agent to issue each holder of Multiple Voting Shares of record a Mandatory Conversion notice at least 20 days prior to the record date of the Mandatory Conversion, which shall specify therein,

(i) the number of Subordinate Voting Shares into which the Multiple Voting Shares are convertible and (ii) the address of record for such holder. On the record date of a Mandatory Conversion, the Corporation will issue or cause its transfer agent to issue each holder of record on the Mandatory Conversion date certificates representing the number of Subordinate Voting Shares into which the Multiple Voting Shares are so converted or, if uncertificated, such other evidence of ownership of the Subordinate Voting Shares, and each certificate representing the Multiple Voting Shares shall be null and void.

(iii) Mechanics of Conversion. The conversion right may be exercised at any time and from time to time by notice in writing delivered to the Corporation or transfer agent accompanied by the certificate or certificates representing the Multiple Voting Shares or, if uncertificated, such other evidence of ownership as the Corporation or transfer agent may require, in respect of which the holder wishes to exercise the right of conversion. The notice must be signed by the registered holder of the Multiple Voting Shares in respect of which the right of conversion is being exercised or by his, her or its duly authorized attorney and must specify the number of Multiple Voting Shares which the holder wishes to have converted. Upon receipt of the conversion notice and share certificate(s) or other evidence of ownership satisfactory to the transfer agent, and after paying any applicable stamp tax or similar duty on or in respect of such conversion, the Corporation will issue a share certificate or other evidence of ownership representing Subordinate Voting Shares on the basis set out above to the registered holder of the Multiple Voting Shares. If fewer than all of the Multiple Voting Shares represented by a certificate accompanying the notice are to be converted, the holder is entitled to receive a new certificate representing the shares comprised in the original certificate which are not to be converted. Multiple Voting Shares converted into Subordinate Voting Shares hereunder will automatically be cancelled.

(iv) Adjustments for Distributions. In the event the Corporation shall declare a distribution to holders of Subordinate Voting Shares payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not otherwise causing adjustment to the Conversion Ratio (a “Distribution”), then, in each such case for the purpose of this subsection, the holders of Multiple Voting Shares shall be entitled to a proportionate share of any such Distribution as though they were the holders of the number of Subordinate Voting Shares into which their Multiple Voting Shares are convertible as of the record date fixed for the determination of the holders of Subordinate Voting Shares entitled to receive such Distribution.

The endorsed Articles of Amendment are not complete without the Certificate of Amendment.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

Director/Registrar, Ministry of Public and Business Service Delivery

BCA - Articles of Amendment - GROWN ROGUE INTERNATIONAL INC. - OCN:1810244 - June 27, 2024

(v) Recapitalizations; Stock Splits. If at any time or from time-to-time, the Corporation shall effect a recapitalization of the Subordinate Voting Shares; (ii) issue Subordinate Voting Shares as a dividend or other distribution on outstanding Subordinate Voting Shares; (iii) subdivide the outstanding Subordinate Voting Shares into a greater number of Subordinate Voting Shares; (iv) consolidate the outstanding Subordinate Voting Shares into a smaller number of Subordinate Voting Shares; or (v) effect any similar transaction or action (each, a “Recapitalization”), provision shall be made so that the holders of Multiple Voting Shares shall thereafter be entitled to receive, upon conversion of Multiple Voting Shares, the number of Subordinate Voting Shares or other securities or property of the Corporation or otherwise, to which a holder of Subordinate Voting Shares deliverable upon conversion would have been entitled on such Recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section (g) with respect to the rights of the holders of Multiple Voting Shares after the Recapitalization to the end that the provisions of this Section (g) (including adjustment of the Conversion Ratio then in effect and the number of Multiple Voting Shares issuable upon conversion of Multiple Voting Shares) shall be applicable after that event as nearly equivalent as may be practicable.

(vi) No Fractional Shares and Certificate as to Adjustments. No fractional Subordinate Voting Shares shall be issued upon the conversion of any Multiple Voting Shares and the number of Subordinate Voting Shares to be issued shall be rounded up to the nearest whole Subordinate Voting Share. Whether or not fractional Subordinate Voting Shares are issuable upon such conversion shall be determined on the basis of the total number of shares of Multiple Voting Shares the holder is at the time converting into Subordinate Voting Shares and the number of Subordinate Voting Shares issuable upon such aggregate conversion.

(vii) Adjustment Notice. Upon the occurrence of each adjustment or readjustment of the Conversion Ratio pursuant to this Section (g), the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Multiple Voting Shares a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Multiple Voting Shares, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Ratio for Multiple Voting Shares at the time in effect, and (C) the number of Subordinate Voting Shares and the amount, if any, of other property which at the time would be received upon the conversion of a Multiple Voting Share.

(viii) Disputes. Any holder of Multiple Voting Shares that beneficially owns more than 5% of the issued and outstanding Multiple Voting Shares may submit a written dispute as to the determination or the arithmetic calculation of the Conversion

Ratio with the basis for the disputed determinations or arithmetic calculations. The Corporation shall respond to the holder within five (5) Business Days of receipt, or deemed receipt, of the dispute notice with a written calculation of the Conversion Ratio. If the holder and the Corporation are unable to agree upon such determination or calculation of the Conversion Ratio, within five (5) Business Days of such response, then the Corporation and the holder shall, within one (1) Business Day thereafter submit the disputed arithmetic calculation of the conversion ratio to the Corporation’s independent, outside accountant. The Corporation, at the Corporation’s expense, shall cause the accountant to perform the determinations or calculations and notify the Corporation and the holder of the results no later than ten (10) Business Days from the time it receives the disputed determinations or calculations. Such accountant’s determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error. “Business Day” means any day excluding a Saturday, Sunday or statutory holiday in the province of Ontario.

The endorsed Articles of Amendment are not complete without the Certificate of Amendment.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

Director/Registrar, Ministry of Public and Business Service Delivery

BCA - Articles of Amendment - GROWN ROGUE INTERNATIONAL INC. - OCN:1810244 - June 27, 2024

(g) Conversion of Upon an Offer. In addition to the conversion rights set out in Section (g), in the event that an offer is made to purchase Subordinate Voting Shares, and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange, if any, on which the Subordinate Voting Shares are then listed, to be made to all or substantially all the holders of Subordinate Voting Shares in a province or territory of Canada to which the requirement applies, each Multiple Voting Share shall become convertible at the option of the holder into Subordinate Voting Shares at the Conversion Ratio then in effect, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right in this Section (h) may only be exercised in respect of Multiple Voting Shares for the purpose of depositing the resulting Subordinate Voting Shares under the offer, and for no other reason. In such event, the transfer agent for the Subordinate Voting Shares shall deposit under the offer the resulting Subordinate Voting Shares, on behalf of the holder.

To exercise such conversion right, the holder or his or its attorney duly authorized in writing shall:

(i) give written notice to the transfer agent of the exercise of such right, and of the number of Multiple Voting Shares in respect of which the right is being exercised;

(ii) deliver to the transfer agent the share certificate or certificates representing the Multiple Voting Shares in respect of which the right is being exercised or, if uncertificated, such other evidence of ownership as the transfer agent may require, if applicable; and

(iii) pay any applicable stamp tax or similar duty on or in respect of such conversion.

No share certificates representing the Subordinate Voting Shares, resulting from the conversion of the Multiple Voting Shares will be delivered to the holders on whose behalf such deposit is being made. If Subordinate Voting Shares, resulting from the conversion and deposited pursuant to the offer, are withdrawn by the holder or are not taken up by the offeror, or the offer is abandoned, withdrawn or terminated by the offeror or the offer otherwise expires without such Subordinate Voting Shares being taken up and paid for, the Subordinate Voting Shares resulting from the conversion will be re-converted into Multiple Voting Shares at the inverse of Conversion Ratio then in effect and a share certificate representing the Multiple Voting Shares will be sent to the holder by the transfer agent. In the event that the offeror takes up and pays for the Subordinate Voting Shares resulting from conversion, the transfer agent shall deliver to the holders thereof the consideration paid for such shares by the offeror.

(h) Notices of Record Date. Except as otherwise provided under applicable law, in the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Multiple Voting Shares, at least 20 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

The endorsed Articles of Amendment are not complete without the Certificate of Amendment.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

Director/Registrar, Ministry of Public and Business Service Delivery

BCA - Articles of Amendment - GROWN ROGUE INTERNATIONAL INC. - OCN:1810244 - June 27, 2024

D. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows. If none, enter “None”:

Not amended

E. Other provisions:

Not amended

4. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the Business Corporations Act.

5. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on:

June 24, 2024

The articles have been properly executed by the required person(s).

The endorsed Articles of Amendment are not complete without the Certificate of Amendment.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

Director/Registrar, Ministry of Public and Business Service Delivery

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